

November 21, 2012

Via E-mail
Mr. Mark E. Reese
Senior Vice President and Chief Financial Officer
EMC Insurance Group Inc.
717 Mulberry Street
Des Moines, Iowa   50309

Re: EMC Insurance Group Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed on March 14, 2012
Form 10-Q for the Quarterly Period Ended September 30, 2012
Filed on November 8, 2012
File No. 000-10956

Dear Mr. Reese:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Form 10-K for the Fiscal Year Ended December 31, 2011

Risk Factors, page 39

1. Please tell us your consideration of the extent to which the increase in weather-related catastrophes and other losses incurred by the industry in recent years may be indicative of changing weather patterns. If the change in weather patterns could lead to higher overall losses or to legal, regulatory and social responses that could negatively affect your results of operations and/or your financial condition, please provide us proposed revised disclosures to be included in future filings that include an appropriate risk factor that describes the potential effect of climate change. Alternatively, provide an analysis as to why the suggested risk factor is not appropriate.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 1: Summary of Significant Accounting Policies
Property and Casualty Insurance and Reinsurance Operations, page 115

2. In the last paragraph on page 115 you indicate that you consider investment income in assessing the realizability of your deferred policy acquisition costs. Based on combined loss ratio information disclose on page 13 it appears that your combined ratio for the property and casualty insurance segment has exceeded premiums earned since and including 2008. It appears that the amount of the underwriting losses may not be covered by the earnings on your investment portfolio, especially considering the general rate decline experienced in the market. It also appears based on disclosure on page 39 of your September 30, 2012 Form 10-Q that these trends continue into 2012. Please tell us how you assess premium deficiencies for this segment and provide us your analysis supporting that no apparent premium deficiencies exist at December 31, 2011 and September 30, 2012. Please reference for us the authoritative literature you rely upon to support your analysis.

Form 10-Q for the quarterly period ended June 30, 2012

Item 2. Management's Discussion and Analysis of Financial Condition and results of Operations
Results of operations
Losses and Settlement Expenses, page 43

3. In a risk factor on page 43 of your most recent annual report you explain that your underwriting results in recent years have been negatively impacted by elevated (and, in 2008 and 2011, record) amounts of catastrophe losses. In this quarterly report you disclose that for the three months and nine months ended September 30, 2012 your loss and settlement expense ratios decreased as compared with the same periods in 2011 primarily due to a decline in catastrophe losses as well as an increase in premium income. It is unclear from your current disclosures whether and, if so, how you have adjusted each of the key assumptions used in calculating the current period reserves given the negative trend observed in recent years, notwithstanding the improvement noted in 2012. Please provide us proposed revised disclosures to be included in future periodic reports that explicitly identify and discuss key assumptions used in calculating your reserve for catastrophe losses that are premised on future emergence that are inconsistent with the loss reserve development patterns observed within the last few years and explain why these assumptions are now appropriate given the inconsistency identified. Clarify what you meant by your statements that your actuarial analysis of your carried reserves as of June 30, 2012 "indicates that the level of reserve adequacy is consistent with other recent evaluations" and that from your perspective "this measure is more relevant to an understanding of the Company's results of operations than the composition of the underwriting results between the current and prior accident years." Quantify the positive impact the premium rate increases had on your loss and settlement expense.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ibolya Ignat, Staff Accountant, at (202) 551-3656 or Mark Brunhofer, Accounting Reviewer, at (202) 551-3638 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant